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SECURITIES AND EXCHANGE COMMISSION
04019687
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51822

SEC MAIL PROCESSING
RECEIVED
MAY 27 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Lakeside Ave, Suite 301
(No. and Street)

Seattle (City) Washington (State) 98122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susanne Pruitt (206)224-9848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenway & Company, P.S.
(Name – *if individual, state last, first, middle name*)

7225 Lake Ballinger Way, Edmonds, WA 98026
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PCS SECURITIES, INC.

Report on Audit of Financial Statements
December 31, 2003

OATH OF AFFIRMATION

To the best of my knowledge and belief, the accompanying financial statements and additional information pertaining to the firm of PCS Securities, Inc. as of December 31, 2003 are true and correct. I further affirm that neither the Company nor any principal officer or director of the firm has any proprietary interest in any account classified solely as that of a customer.

Susanne Pruitt, President

Notary Public

Notary Public
State of Washington
JENNIFER D. PRINZ
My Appointment Expires Nov 23, 2006

This report contains(applicable boxes are checked):

(X)	(a)	Facing page
(X)	(b)	Statement of Assets, Liabilities, and Equity
(X)	(c)	Statement of Revenues, Expenses, and Retained Earnings
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Shareholder's Equity
( )	(f)	Statement of Changes of Subordinated Borrowings
		<u>Additional information</u>
(X)	(g)	Computation of Net capital
( )	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(X)	(i)	Information Relating to the Possession of control Requirements under Rule 15c3-3
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath of Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

GREENWAY & COMPANY, P.S.
A Certified Public Accounting Firm

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
PCS SECURITIES, INC.
Seattle, Washington

We have audited the accompanying balance sheet of PCS Securities, Inc. (an S corporation) as of December 31, 2003, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCS Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles, after giving retroactive effect to the change in certain accounting principles, with which we concur, as described in Note D.

Greenway + Co. P.S.

Greenway & Company, P.S.
Certified Public Accountants

May 18, 2004

7225 Lake Ballinger Way • Edmonds, WA 98026 • (206) 285-4014

PCS SECURITES, INC.

Balance Sheet
December 31, 2003

ASSETS

CURRENT ASSETS:	
Cash	$1,676,828
Commissions receivable	537,839
Prepaid research costs	1,357,214
Total current assets	3,571,881
Other asset:	
Deposit	100,000
TOTAL ASSETS	$3,671,881

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accrued research costs	$866,855
Accrued commissions payable	665,607
Accounts payable	60,000
Total current liabilities	1,592,462
Stockholders' equity:	
Common stock; no par value; 100 shares authorized, 100 shares issued and outstanding	1,000
Additional paid in capital	1,327,724
Retained Earnings	750,695
Total Stockholders' Equity	2,079,419
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,671,881

See accompanying Notes and Auditors' report.

PCS SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2003

Revenues:	$19,276,216
Expenses:	
Research expense	12,291,140
Clearing costs	3,393,082
Broker commissions	2,297,307
General and administrative	543,992
	18,525,521
Net Income	750,695
Retained earnings, December 31, 2003	$750,695

See Accompanying Notes and Auditors' Report.

PCS SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$750,695
Net changes in assets and liabilities:	
Increase in prepaid Research Costs	(1,357,214)
Increase in commissions Receivable	(537,839)
Increase in accounts payable	60,000
Increase in accrued commissions payable	665,607
Increase in accrued Research Services	866,855
Net cash flow from operating activities	448,104
Cash flows from investing activities:	
Deposit payment	(100,000)
Net cash flow used in investing activities	(100,000)
Cash flows from financing activities:	
Purchase of common stock	1,000
Cash contributions from stockholders'	1,327,724
Net cash flow provided from financing Activities	1,328,724
Net increase in cash	1,676,828
Cash at end of year	$1,676,828

SUPPLEMENTAL DISCLOSURES

Cash paid for:	
Interest	$ NONE
Income Taxes	$ NONE

See Accompanying Notes and Auditors' Report.

PCS SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock		Additional Paid in	Retained
	Shares	Amount	Capital	Earnings
Balance, January 1, 2003	0	$ 0	$ 0	$ 0
Capital Contribution	100	1,000		
Additional Contributions: 2003			1,327,724	
Net Income - 2003				750,695
Totals	100	$1,000	$1,327,724	$750,695

See Accompanying Notes and Auditors' Report.

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

PCS securities, Inc. provides independent research products to institutional investors under soft dollar arrangements. Soft dollar arrangements are arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. The company also receives non soft trading commissions from customers.

The Company began operations in 2003 after acquiring certain assets from a Company which the Shareholders of PCS had an ownership interest.

Revenue Recognition

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors (the Money Managers) at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities.
The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of Commission Total Balance. It is understood by the Money Managers and the Company that the Commission Total Balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. The accumulated Commission Total Balance of Money Managers is reduced when such Money Managers request the Company to provide third-party research services.
Amounts relating to Money Managers with a positive Commission Total Balance are reflected in the accompanying balance sheet as accrued research costs. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative Commission Total Balance are reflected in the accompanying balance sheet as prepaid research costs. Such amounts represent the amount of research services paid on behalf

of Money Managers for which future commissions are expected to be received.

The provision for uncollectible negative Commission Total Balance is determined under the direct write-off method, which is not materially different from the allowance method.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ materially from those estimates.

Concentration of Credit Risk

At December 31, 2003, substantially all cash and cash equivalents were held in one financial institution.

The Company's customers are concentrated in the financial services industry and include investment banks, institutional investors and private equity funds. The Company derives most of its revenue from customers located within the United States. No one customer accounts for more than 5% of revenue. The Company generally does not require collateral, and evaluates credit worthiness on a customer-by-customer basis based on reputation of customer within the industry, historical trends and other information. To date, losses related to bad debts have been within management's expectations.

Off Balance Sheet Risk

The Company is a securities broker-dealer engaged in various trading and brokerage activities on behalf of investment banks, institutions and investors and private equity funds and government agencies on an agency and riskless basis only. The Company's exposure to off balance sheet credit risk occurs in the event a customer, clearing agent or counter party does not fulfill its obligations arising from a transaction. The Company has an agreement with its clearing agents that provide that they are obligated to assume any losses related to the nonperformance of its customers. The Company monitors brokerage activity by reviewing information received from clearing agents on a daily basis.

Net Capital and Reserve Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital (as defined), and requires that the ratio of aggregate indebtedness (as defined) to net capital may not exceed 8 to 1 for the first twelve months of operations. The Uniform Net Capital Rules also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2003 the Company had defined net capital of approximately $722,000, exceeding the computed minimum required net capital of $199,058.

Income Taxes

The shareholders of the Company have elected to be taxed as an "S" corporation under Section 1362 of the Internal Revenue Code. Consequently, taxable income or loss of the Company is included in the individual returns of the shareholders.

NOTE B - RELATED PARTY TRANSACTIONS

The Company paid marketing and research fees of $2,151,660 to a corporation owned by one of the Company's shareholders.

NOTE C - CONTINGENCIES

Operating lease

The Company leases its operating facilities on a month-to-month basis from its shareholders. Rent expense paid to its shareholders in 2003 was $30,675.

Clearing Brokers

The Company is an introduction broker and therefore, clears all transactions on a fully disclosed basis with clearing brokers. The clearing and depositary operations for these transactions are performed by these brokers under clearance agreements. The Company has agreed to indemnify these brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. It is not practicable to estimate the fair value of the indemnity clause; however, the Company does not anticipate that it will incur any losses as a result of the indemnification.

NOTE D - CHANGE IN ACCOUNTING PRINCIPLES

The Company has retroactively adopted generally accepted accounting principles which management believes conforms to industry standards. Accordingly, the Company has restated previously issued financial statements to conform to those industry standards.

SUPPLEMENTAL INFORMATION

GREENWAY & COMPANY, P.S.
A Certified Public Accounting Firm

REPORT OF INDEPENDENT ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board Of Directors
PCS Securities, Inc.
Seattle, Washington

We have audited the accompanying financial statements of PCS Securities, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon, dated May 18, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Greenway + co. P.S.

Greenway & Company, P.S.
Edmonds, Washington

May 18, 2004

7225 Lake Ballinger Way • Edmonds, WA 98026 • (206) 285-4014

PCS SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Total Stockholders' Equity per Focus Report	$2,079,419
Deductions and/or Changes - Nonallowable Assets:	
Prepaid research costs	(1,357,214)
Petty cash	(200)
Net Capital	$722,005
Aggregate Indebtedness	$1,592,462
Computation of Basic Net Capital Requirement:	
Computed minimum net capital required (12 ½ % of aggregate indebtedness)	$199,058
Minimum Net Capital Required	$5,000
Excess Net Capital	$522,947
Ratio of Aggregate Indebtedness to Net Capital	2.20:1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2003.

PCS SECURITIES, INC.

SCHEDULE II

STATEMENT PURSUANT TO EXEMPTIVE PROVISION

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

The Company is exempt from the computation for the determination of reserve requirements because all customer transactions are cleared through another broker on a fully disclosed basis.